23002881

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SEC FILE NUMBER

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Natixis Securities Americas LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1251 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Otto Lambrianidis (Name) (212) 583-4977 (Area Code – Telephone Number) otto.lambrianidis@natixis.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 238 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

NATIXIS SECURITIES AMERICAS LLC
TABLE OF CONTENTS

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AFFIRMATION

I, Otto Lambrianidis, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting supplemental schedules pertaining to Natixis Securities Americas LLC (the "Company") as of and for the year ended December 31, 2022, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Otto Lambrianidis
Principal Financial Officer

State of New York)
) ss
County of New York)
Subscribed to before me on
This 1st day of March 2023

Notary Public

SHERLY HSU
Notary Public, State of New York
No. 01HS6270608
Qualified in Queens County
Certificate Filed in New York County
Commission Expires October 22, 2024

(In Thousands of U.S. dollars)

Assets		
Cash	$	38,853
Securities borrowed		8,786,869
Securities received as collateral		4,037,868
Securities purchased under agreements to resell (includes $3,735,751 at fair value)		4,952,538
Securities owned, at fair value		62,322
Due from affiliates		45,698
Due from clearing corporations, brokers, dealers, and others		89,625
Accrued interest receivable		39,875
Other assets		6,248
Total assets	$	18,059,896
Liabilities and Member's Equity		
Liabilities		
Securities loaned	$	8,394,909
Obligation to return securities received as collateral		4,037,868
Securities sold under agreements to repurchase (at fair value)		3,318,075
Borrowing from affiliate		704,748
Due to affiliates		346,976
Due to clearing corporations, brokers, dealers, and others		10,477
Accrued interest payable		30,195
Deferred taxes, net		1,615
Liabilities subordinated to claims of general creditors		150,000
Other liabilities		17,340
Total liabilities	$	17,012,203
Commitments and contingent liabilities (see Note 10)		
Total member's equity		1,047,693
Total liabilities and member's equity	$	18,059,896

1. Business and Organization

Natixis Securities Americas LLC (the "Company") is a single member limited liability company organized in Delaware and a wholly owned subsidiary of Natixis North America LLC ("NNA"), its managing member. NNA is a wholly owned subsidiary of Natixis S.A. ("Natixis"), an entity organized in Paris, France. Natixis is a wholly owned subsidiary of Group Banque Populaire and Caisse d'Epargne ("BPCE").

The Company engages in several types of activities, including principal and agency transactions in debt and equity securities and investment banking transactions through private placement and advisory activities. The Company also engages in securities financing transactions, which are collateralized by U.S. government, agency, equity, and corporate debt securities.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA").

2. Summary of Significant Accounting Policies

Basis of financial information

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates generally include the fair value of securities owned, the fair value of certain securities sold under agreements to repurchase and securities purchased under agreements to resell.

Cash

Cash represents deposits with financial institutions which may, at times, exceed federal insurance limits. As of December 31, 2022, the Company had no restricted cash.

Securities segregated for regulatory purposes

The Company maintains securities in segregated reserve accounts for the exclusive benefit of its customers pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934. As of December 31, 2022, the Company had $13.9 million in segregated securities associated with securities purchased under agreement to resell within the statement of financial condition.

Securities financing transactions

Securities borrowed and securities loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received and are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral returned, as applicable, in order to maintain contractual margin protection. Securities borrowed and securities loaned are carried at contract value, plus accrued interest.

Securities received as collateral and obligation to return securities received as collateral
The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. The Company reports the fair value of these securities and the related obligation to return the collateral in accordance with Accounting Standards Codification ("ASC") Topic 860, *Transfers and Servicing* issued by the Financial Accounting Standards Board ("FASB"). The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral returned, as applicable, in order to maintain contractual margin protection.

Securities sold under agreements to repurchase and securities purchased under agreements to resell
Securities sold under agreements to repurchase and securities purchased under agreements to resell are recorded as collateralized financing transactions. The Company has elected the fair value option (see Note 5) for most of the securities sold under agreement to repurchase and securities purchased under agreement to resell. The remaining balance is carried at contract value, plus accrued interest. The Company obtains possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by counterparty returning securities or cash.

Securities owned, at fair value
Securities owned, at fair value consist primarily of equity securities, collateralized loan obligations and corporate securities, carried at fair value, and are recorded on a trade date basis.

Fair value is generally based on quoted market prices, dealer quotations or internally developed models. Gains and losses resulting from these transactions are recorded on the trade date using the First in First out ("FIFO") method. Additional information regarding securities owned, at fair value is provided within Note 5.

Fair value of financial instruments
ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements.

ASC Topic 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date." A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

- *Level 1.* Quoted market prices in active markets for identical assets or liabilities.

- *Level 2.* Observable market-based inputs or unobservable inputs that are derived from or corroborated by market data.

- *Level 3.* Unobservable inputs that are not corroborated by market data. The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company.

Due from/to affiliates
Due from represents receivables from affiliated entities and includes margin deposits relating to securities operations and sales remuneration which compensates the Company for sales services rendered.

Due to represents deposits relating to dealer, clearing activities and payables covering financing transactions with affiliates.

Due from/to clearing corporations, brokers, dealers, and others
Due from represents receivables from clearing organizations and includes deposits with clearing organizations, amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), receivables arising from unsettled regular way trades, and receivables from broker, dealers, and others of securities operations. As these receivables generally do not give rise to material credit risk for the Company, no allowance for credit losses is held against them.

Due to represents amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), payables arising from unsettled trades, and payables from broker, dealers, and others of securities operations.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, if it is not more likely than not that some portion or the entire deferred tax asset will be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member NNA. The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NNA. The Company computes its current and deferred taxes as if it were a separate taxpayer. However, the Company uses the statutory tax rates applicable to the consolidated tax return when computing its current and deferred taxes. Net operating losses ("NOLs") are realized by the Company when NOLs are utilized by the consolidated group. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized by members of the consolidated group regardless of whether such benefits could ultimately be realized on a standalone basis. In addition, the need for a valuation allowance is determined at the NNA level rather than on a standalone basis. Amounts receivable or payable with affiliates related to the Company's current tax provision are settled periodically through intercompany accounts.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information.

3. Offsetting Assets and Liabilities

The following table presents the gross and net securities financing activities and the related offsetting amounts permitted under ASC 210-20-45:

	As of December 31, 2022					
			Net Amount of	Gross amounts not offset in the Statement Position (2)		
In Thousands of US dollars	Gross Amount of Recognized Assets/Liabilities	Gross Amount offset on the Statement of Financial Condition (1)	Assets/Liabilities Presented on the Statement of Financial Condition	Financial instruments Collateral	Cash collateral received/pledged	Net Amounts
Offsetting of financial assets:						
Securities borrowed	$ 8,786,869	$ -	$ 8,786,869	$ (8,765,314)	$ -	$ 21,555
Securities received as collateral	4,037,868	-	4,037,868	(4,037,868)	-	-
Securities purchased under agreements to resell	4,952,538	-	4,952,538	(4,851,844)	(41,737)	58,957
Offsetting of financial liabilities:						
Securities loaned	$ 8,394,909	$ -	$ 8,394,909	$ (8,306,062)	$ -	$ 88,847
Obligation to return securities received as collateral	4,037,868	-	4,037,868	(4,037,868)	-	-
Securities sold under agreements to repurchase	3,318,075	-	3,318,075	(3,282,419)	(8,429)	27,227

(1) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Statement of Financial Condition have not been met.

4. Collateralized Secured Borrowings

The following table presents information about the contractual maturity of repurchase agreements and securities lending transactions that are accounted for as secured borrowings:

	As of December 31, 2022				
In Thousands of US dollars	Overnight and Continuous	Up to 30 Days	30 to 90 Days	Greater Than 90 Days	Total
Securities lending transactions:					
Equity securities	$ 5,739,899	$ 515,126	$ 2,139,884	$ -	$ 8,394,909
Obligation to return securities received as collateral:					
U.S. Treasury securities	420,947	-	-	-	420,947
Equity securities	3,609,012	-	-	-	3,609,012
Exchange Traded Funds	7,909	-	-	-	7,909
Repurchase agreements transactions:					
U.S. Treasury and Agency securities	1,563,599	-	-	-	1,563,599
Corporate Debts	1,535,910	-	-	-	1,535,910
Other	218,566	-	-	-	218,566

5. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in the active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the observability of valuation inputs may result in a transfer between levels for certain financial assets or liabilities.

Measurement on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	Fair Value Measurements on a Recurring Basis as of December 31, 2022 (in thousands of U.S. dollars)			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities received as collateral	$ -	$ 4,037,868	$ -	$ 4,037,868
Securities purchased under agreements to resell	-	3,735,751	-	3,735,751
Securities owned, at fair value:				
Equity securities	-	-	20,678	20,678
Collateralized loan obligation	-	41,644	-	41,644
Total Securities owned, at fair value	$ -	$ 41,644	$ 20,678	$ 62,322
Liabilities:				
Obligation to return securities received as collateral	$ -	$ 4,037,868	$ -	$ 4,037,868
Securities sold under agreements to repurchase	-	3,318,075	-	3,318,075

- The fair value for securities purchased under agreement to resell and securities sold under agreement to repurchase classified as Level 2 is determined using a discounted cash flow technique, estimated based on the term of contracts.
- The fair value of equity securities classified as Level 3, represents equity investments held by the Company that are not traded in the public market. Fair value is based on an assessment of each underlying investment, based on internal and/or third-party valuation models, which utilize discounted cash flow analyses and market-based information, including comparable companies' transactions, among other factors. The significant unobservable inputs which are primarily driving the Level 3 classification includes a P/E ratio of 20.5 and a liquidity discount of 25.4%.
- The fair value of collateralized loan obligation classified as Level 2, is determined by an internal valuation process which compares the carrying price to the price received from a third-party market price quotation or dealer quote.
- The fair value of securities received as collateral and obligation to return securities received as collateral classified as Level 2, is determined based on a price received from a third-party market price quotation.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2022:

(in thousands of U.S. dollars)	December 31, 2021	Net realized/ unrealized gains included in principal transactions	Purchase/ Sales	December 31, 2022
Assets:				
Securities owned, at fair value:				
Equity securities	17,850	2,828	-	20,678
Total	$ 17,850	$ 2,828	$ -	$ 20,678

There were no transfers in/out of Level 3 during the year ended December 31, 2022.

Measurement Not on a Recurring Basis

The following table represents the carrying value and fair value of financial instruments that are not carried at fair value on the statement of financial condition. The carrying value of these predominately collateralized financial instruments approximates fair value due to their short-term nature and generally negligible credit risk. The table excludes the values of non-financial assets and liabilities. The company uses a standard discounted cash flow method to compute the fair value of the long-term subordinated note.

	Fair Value Measurements Not on a Recurring Basis as of December 31, 2022 (in thousands of U.S. dollars)				
	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Securities borrowed	$ 8,786,869	$ -	$ 8,786,869	$ -	$ 8,786,869
Securities purchased under agreements to resell	1,216,787	-	1,216,787	-	1,216,787
Due from affiliates	45,698	-	45,698	-	45,698
Due from clearing corporations, brokers, dealers, and others	89,625	-	89,625	-	89,625
Liabilities:					
Securities loaned	$ 8,394,909	$ -	$ 8,394,909	$ -	$ 8,394,909
Borrowing from affiliates, net	704,748	-	704,748	-	704,748
Due to affiliates	346,976	-	346,976	-	346,976
Due to clearing corporations, brokers, dealers, and others	10,477	-	10,477	-	10,477
Liabilities subordinated to claims of general creditors	150,000	-	152,731	-	152,731

6. Due from/to clearing corporations, brokers, dealers, and others

As of December 31, 2022, amounts due from/to clearing corporations, brokers, dealers, and others consist of the following:

	(In thousands of U.S. dollars)			
		Receivable		Payable
Deposits with clearing corporations	$	67,667	$	4,530
Securities failed to deliver/receive		4,229		4,244
Unsettled trades		17,729		1,703
	$	89,625	$	10,477

7. Related Party Transactions

The Company entered into securities borrowed transactions with Natixis amounting to $7.6 billion and securities loaned transactions with Natixis London Branch and Natixis of $3.4 billion and $0.1 billion, respectively. The Company entered into securities purchased under agreements to resell of $0.7 billion and $1.2 billion with Natixis and Natixis New York Branch ("NYB"), respectively. The Company entered into securities sold under agreements to repurchase of $0.8 billion and $0.6 billion with Natixis and the NYB, respectively.

Effective June 1, 2020, the Company entered into a revolving commitment of $350 million with Natixis that matures on January 31, 2025; any draws by the Company will qualify for regulatory capital. The Company shall pay a facility fee to Natixis on the non-utilized amount equal to 0.09% per annum and drawdowns will bear interest at the three-month LIBOR USD rate plus 1.47% per annum. During the year ended December 31, 2022, the Company recorded a facility fee of $0.3 million on the non-utilized amount. There were no drawdowns in 2022.

Effective March 5, 2020, the Company and Natixis entered into a loan agreement whereby Natixis provided an uncommitted, unsecured line of credit for $300 million, later amended to $2.5 billion, that matures on January 31, 2025. The Company shall bear interest at a rate specified on the related confirmation, calculated based on the principal amount of such loan outstanding at the end of each day. During the year ended December 31, 2022, the Company recorded $5.3 million relating to the facility fee. As of December 31, 2022, the Company had $705 million outstanding on the Natixis facility.

As of December 31, 2022, $0.5 billion of securities received as collateral and as obligation to return securities received as collateral was with Natixis.

As of December 31, 2022, the Company had $9.2 million recorded in due from affiliates in relation to sales services with NYB.

As of December 31, 2022, the Company had outstanding subordinated loans from NNA, of $150 million which has a maturity of December 31, 2024, at an interest rate of 3-month LIBOR plus 182 basis points. The company repaid the $58 million facility to NNA which matured on September 6, 2022, at a fixed interest rate of 0.54%.

Effective June 30, 2017, the Company entered into a revolving loan agreement of $500 million with Natixis Funding Corporation ("NFC") which automatically renews annually on July 1 and incurs an unused commitment fee at an interest rate of 0.25%. During the year ended December 31, 2022, the Company incurred commitment fee expense of $1.3 million on the unused commitment. As of December 31, 2022, the Company had no balance outstanding with NFC.

The Company and Natixis entered into a Guarantee Agreement whereby all the Company's payment obligations arising from its equity financing, securities lending, and capital markets activities are fully guaranteed by Natixis at a fee of twenty (20) basis points per annum.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2022:

Assets		
Securities borrowed	$	7,627,779
Securities received as collateral		520,314
Securities purchased under agreements to resell		1,903,748
Due from affiliates		45,698
Accrued interest receivable		8,714
Total Assets	$	10,106,253
Liabilities		
Securities loaned	$	3,471,792
Obligation to return securities received as collateral		520,314
Securities sold under agreements to repurchase		1,424,728
Borrowing from affiliates, net		704,748
Due to affiliates		346,976
Accrued interest payable		19,811
Total liabilities	$	6,488,369
Liabilities subordinated to claims of general creditors		150,000
Total liabilities and subordinated claims of general creditors	$	6,638,369

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. As of December 31, 2022, the Company had net capital of $925.7 million, which exceeded the amount required by $924.2 million.

As of December 31, 2022, the Company reported a $4 thousand reserve requirement pursuant to Rule 15c3-3 with a reserve account balance of $13.9 million, as noted within Supplemental Schedule j.

The subordinated loan, as disclosed in Note 7, has been approved by FINRA and qualifies as equity capital for regulatory purposes and may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

9. Income Taxes

As of December 31, 2022, the significant components of the Company's deferred tax assets and liabilities are set forth below (in thousands of U.S. dollars):

Deferred tax assets	
Accrued expenses	$ 3,146
Gross deferred tax assets	3,146
Deferred tax liabilities	
Securities owned	(4,761)
Deferred taxes, net	**$ (1,615)**

The Company has recorded a payable to NNA of $3.8 million related to current taxes which is included in due to affiliates in the accompanying statement of financial condition.

The Company has not recorded a valuation allowance against the deferred tax assets as it is more likely than not that the NNA consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to recognize the temporary differences when these items become deductible for tax purposes.

The difference between the federal statutory income tax rate of 21% and the income taxes provided mainly relates to state and local income taxes and true-up of prior year taxes.

As of December 31, 2022, the Company had no accrued interest or penalties related to unrecognized tax benefits in the statement of financial condition.

The Company's income tax returns are subject to examination by various governmental taxing authorities for all open years as prescribed by applicable statute. As of December 31, 2022, the tax returns for the years ended December 31, 2019 and after remain subject to potential examination by the Internal Revenue Service, and the tax returns for the years ended December 31, 2015 and after remain subject to potential examination by New York State and New York City, constituting the major taxing jurisdictions.

Prior to an internal reorganization of Natixis' combined U.S. operations effective June 29, 2018, the Company's results were included in the results of Natixis U.S. Holdings Inc. ("NUSHI"), an indirect wholly-owned subsidiary of Natixis. The Company is currently under examination as part of the NUSHI group tax returns for 2015 through 2017 by New York State and for 2015 through 2018 by New York City.

The Company does not have any unrecognized tax benefits and does not expect the balance to change significantly during the twelve months subsequent to December 31, 2022.

10. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material impact on its financial statements as of December 31, 2022.

The Company is a member of various clearing organizations that trade and clear securities or options contracts, or both. Associated with these memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the clearing organization. Although the rules governing its memberships vary, in general the Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in these financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

As of December 31, 2022, the Company has commitments to enter into forward starting repurchase agreements totaling $136.9 million. There is no fair value attributed to these commitments.

11. Collateral Arrangements

The Company has received securities with a gross estimated fair value of approximately $8.8 billion in connection with its securities financing activities as of December 31, 2022, which it can sell or re-pledge. All of these securities have been re-pledged to counterparties as of December 31, 2022.

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. In instances where the Company can sell or re-pledge these securities received as collateral, it reports the fair value of these securities and the related obligation to return the securities received as collateral on the statement of financial condition. As of December 31, 2022, $4.04 billion was reported as securities received as collateral and as obligation to return securities received as collateral in the statement of financial condition. All of these securities have been re-pledged to counterparties as of December 31, 2022.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities in the statement of financial condition.

12. Financial Instruments with Off-Balance Sheet Risk

The Company's securities financing activities require the Company to pledge securities when allowed as collateral in support of various secured financing transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company clears fixed income securities through a clearing arrangement with The Bank of New York Mellon and clears non-fixed income securities through the National Securities Clearing Corporation and the Options Clearing Corporation ("OCC"). These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, as a member of the OCC, collects margin collateral from an affiliate to meet the OCC margin collateral requirement related to the affiliate's option activities. Although this activity may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the affiliate may incur, the following actions are taken to mitigate this risk. In the event the affiliate fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the affiliate's obligations. The Company seeks to control the risks associated with its affiliate activities by requiring the affiliate to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the affiliate to deposit additional collateral or to reduce positions when necessary.

13. Subsequent Events

The Company has evaluated events subsequent to December 31, 2022, through the date on which these financial statements were issued. The Company did not have any subsequent events that required adjustment or disclosure in the financial statements.

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